

2023 REPORT

Kliken

Dear investors,

We extend our sincerest gratitude to each and every one of you for being a part of the Kliken family. Your support, no matter the size, means the world to us. Welcome to the journey!

Your belief in our vision fuels our excitement for the road ahead. Your support further validates our excitement of what we have built, and what is still to come. We're thrilled to have you on board as we embark on this thrilling adventure together. Your contributions are integral to our success.

As we move forward, we're filled with enthusiasm for what the future holds. With your continued support, we're poised to achieve great things. Our commitment to innovation and growth remains steadfast, and we're eager to bring our exciting plans to fruition. Thank you for joining us on this incredible journey.

Together, we'll make waves and create a lasting impact in the world of marketing technology.

We need your help!

As we navigate the ever-changing landscape of technology and marketing, your involvement as investors is crucial to our success. Our focus is firmly set on what lies ahead in the market, recognizing the growing significance of AI, privacy regulations, and the evolving nature of advertising platforms such as Google. These factors present both challenges and opportunities for Kliken to further innovate and provide products that empower businesses to manage their marketing efforts strategically, efficiently, and cost-effectively.

For those of our customers who have invested in Kliken, your ongoing feedback is invaluable to us. It ensures that we are continuously refining our

offerings to meet your evolving needs and expectations. Your insights help us prioritize features and functionalities that matter most to you, ultimately enabling your businesses to thrive in a rapidly changing environment. For those investors who have not yet engaged with us, we welcome your involvement in any capacity.

Whether it's through general inquiries or deeper discussions about our strategy and direction, your input can provide valuable perspectives that shape our decision-making process. By asking probing questions and consolidating your feedback, we can refine our approach and ensure that we are executing our strategy in a deliberate and effective manner. In essence, your involvement as investors is instrumental in driving our growth and success. Together, we can navigate the complexities of the market landscape and seize the opportunities that lie ahead, positioning Kliken for sustained growth and innovation in the years to come.

Sincerely,

Ricardo Lasa
CEO & Co-Founder

Charles Fox
COO & Principle Accounting Officer

Donald Berndt
Chief Scientist

Marc Fratello
Board

Jonathan Gordon
Board

How did we do this year?

REPORT CARD

A-

☺ **The Good**	☹ **The Bad**
Customer spending increased in the second half of the year following positive macroeconomic trends.	Partner budget cuts led to fewer signups, yet conversion rates rose, offsetting the decline in customer acquisition.
Kliken Ads launched with success, with both a Shopping and Retargeting product, generating $0.5m in revenue.	Amid cookie deprecation uncertainty, focus on UID 2.0 ensures readiness for potential changes.
Google and Meta's decreased partner engagement, giving us the perfect opportunity to further embed our products with partners.	Revenue experienced pressure due to product diversification, but focus on Kliken Ads and Meta continues to reduce risk.

2023 At a Glance

January 1 to December 31



$7,516,604 [22%]
Revenue



-$2,540,418
Net Loss



$1,694,317 [2%]
Short Term Debt



$2,961,164
Raised in 2023



$241,116
Cash on Hand
As of 04/30/24

INCOME   BALANCE   NARRATIVE



● Revenues   ● Profit

US$9,696,664

US$7,516,604

-US$1,966,038

-US$2,540,418

2022

2023

Net Margin: -34%   Gross Margin: 13%   Return on Assets: -164%   Earnings per Share: -$0.23   Revenue per Employee: $395,611

Cash to Assets: 30%   Revenue to Receivables: 23,019   Debt Ratio: 250%

📄 FY2023_SiteWit_Corp_DBA_Kliken_Financial_Unaudited.pdf

We ❤️ Our 237 Investors

Thank You For Believing In Us

Trippy Jack
Nathan Argenta
Adam Rettberg
Grigore B. Hreniuc
Richard Lewis
Susan C. Flynn
Nelson Carvalho
Mary Ramirez
Vincent Cunningham
Juan Heredia
Martin Garcia
William Byrne
Sunil Kurup
Jeffrey Caubet
Jeffrey Whitham
Francesco Diego Sangiotta
David Joy
Lyndon F.Alfred Sr
Veysel OZKILIC
Marlene Bityeki
Colin David Smith
Gerald S Robb Jr
Michael Muller
Cody Tatasciore
Ron Graham
Danny Lindley
Maggie Lewis
Humaid Alhouti
Tuan Nguyen
Au Tsz Ho
Colin Biard
Ralph Duin
Lotte Møller
Walter Klink
Robert Skinner
Midian Jones
Sumith Jain
Robert Gill Brennan
Edward D White
Thomas Punnamattathil
Jarrod Lippi
Roman Prager
Chad Forester
Halilibrahim Baki
Victoria Cabanos
Tim Mouck
Adam Sternberg
Jay Cobb
Reba Jane Seaton
Christopher Jenkins
Robert Downes
C3 It Innovations
Michael Keys
Erik Hansen
Ruby Ramdhan
Jonathan Yang
Glen Zimmerman
Ryan Quintana
Alimat Adebiyi
Jaxey Lewis
Michael Plath
Jed Karpinski
Paul Starbucks
Al Klug
David Soendker
Everett M James Jr
Ryan Lackey
Nikki Miller
Andrea Robinson
Adel Ali Al-Malki
Mical Salmonson
Angela Cancel
Hatem Rowaihy
Patrick Daley
Roderick Herron
Ali Abdulla Rashed Aldhaheri
Allen F
Miroslava Lindova
Donald Steven Jarnberg
Tony Padavich
Junaid Husain
Maritza PEGUERO
Jana Sawyer
Marc Fratello
Khanh Nguyen
Kirk Nast
Arthur Mankel
Rajeev K Ponnusamy
Aboabod Al-abod
Antoinette Scott Briscoe
Ana Angel
Jerome Sage
Danny Levy
Joy Pollard
Jonathan Gordon
Collins C Onwuka
Dylan Cain
Brianna Richards
Michael P Gretchen
Jignesh Upadhyay
Tatsuya Kaihara
John Angelo Borelli Jr
Fahad Hamed Buqammaz
Glen MacLean
Mark H Woodward
German Q Cruz
Vincent Pansera
Sujata Mallepalle
Tobias Berens
Mary Sawyer
Sean Winner
Richard Aguilera
Paul Anthony Szyarto
Josh Tackett
JD Gu
Forest Rohwer
Ken Lai
Bryan NIEVES
Digital Mike
Kenson Lacossiere
Patric Bradley
Mm P
Sydney Henriques
Rakesh Bantu
Chukwuoma Ngoka
Dax Labonte
Ricardo Onsurez
Thomas Williamson
Cathy Wac
Diane Miskimon
Shannon Torres
Robert Whitaker
Georges R Bayiha
Amit Dhingra
Thomas C Jurewicz
Wesley Li
Marie A Sales
Dr. Pete I. Maduka-Okafor
Tugs Oyun Davaadorj
Ken Zablocki
Woodrow Wilson
Ricardo Lasa
Tataiah Damarla
Vladimir Calugaru
Rohan Bollareddi
Mba- Akuribila
Moonshot DisruptX
Brian Greenhalgh
Carlota Aluja
John Morris
John Loebach
Lee E. Arnold Jr.
Christie LaFountain
Vishnu Kumar
Charles Hughes
Thomas Voeller
Long TRAN
Thomas Sew
Julima Seymour
Jeffery Sloan
Tariq Aldriwish
Jack Logiudice
A.P. Myles Hojati
Brian Stephensonn
Jonathan Turner
Warren Spector
Mark Hamilton
John Titolo
Harry Kimpel
Clifton Nichols
Terry Young
Mark Skoskiewicz
Kenneth Udell
Karla Munoz
Leon Dingle
Edmund Kim
Kandi Clark
George Gallegos
Donnie Eisenhart
Richard S Arena
XAOS Finance
J D
Matilde Aluja Amill
Rollis Sandy
Storm Connors
Kristine Trudeau
Tate Wegman
Megen Pectol
Eileen Roof
Terry Evans
Joseph Gibson
Derese A Harley
Chaitanya Jani
Mike Mutto
Louise Littlefield
Michael J. Scales
W Kim Colich
Kevin Patel
Francis Chu Tze KHEN
Jose J Suarez Parra
Bradley Chase Dowd
Sandy Toth
Ronald Hugh Suzukawa
Erik Luken

Thank You!

From the Kliken Team



Ricardo Lasa

CEO & Co-Founder

Ricardo is an experienced two-time founder: he built both Web Piston and SiteWit before starting Kliken. He also holds an M.S. in management information systems...



Don Berndt

Chief Scientist & Co-Founder

Donald Berndt served as a faculty member at USF for almost 30 years and co-founded Medegy Health Systems, where he worked for 11 years before launching Kliken in...



Christopher Lord

CTO

A founding member of the Kliken team, Chris oversees the company's IT and data infrastructures. He brings...



James McCart

Chief AI Officer

Before joining Kliken, James published multiple articles in healthcare informatics research in leading academic journals. H...



Rebecca Fulton

Director, Marketing

Rebecca brings over 20 years of experience in customer acquisition, consumer engagement and content...

Details

The Board of Directors

The Board of Directors

Director	Occupation	Joined
Marc Sokol	Managing Partner @ Florida Funders	2016
Marc Fratello	Business Development @ Marxent Labs	2012
Donald Berndt	Chief Scientist @ Kliken	2010
Jonathan Gordon	Managing Partner and Co-Founder @ Stage 1 Ventures	2012
Ricardo Lasa	CEO & Co-Founder @ Kliken	2010

Officers

Officer	Title	Joined
Charles Fox	COO & Principal Accounting Officer	2022
Jesse Baynard II	VP of Engineering	2010
Donald Berndt	Chief Scientist	2010
Christopher Lord	CTO	2010
Ricardo Lasa	CEO	2010
James McCart	Chief AI Officer	2010

Voting Power ❓

Holder	Securities Held	Voting Power
Ricardo Lasa	5,244,748 Common, Preferred	48.8%

Past Equity Fundraises

Date	Amount	Security	Exemption
06/2010	$1,291,000	Common Stock	Section 4(a)(2)
10/2012	$1,374,786	Preferred Stock	Section 4(a)(2)
11/2015	$4,209,737	Preferred Stock	Section 4(a)(2)
07/2020	$5,817,252	Preferred Stock	Section 4(a)(2)
07/2022	$6,221,013	Preferred Stock	Section 4(a)(2)
10/2022	$3,500,000		Other
08/2023	$106,161	Preferred Stock	Regulation Crowdfunding
09/2023	$2,855,003	Preferred Stock	Section 4(a)(2)
04/2024	$1,000,004	Preferred Stock	Section 4(a)(2)
04/2024	$558,473		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Ricardo Lasa	10/01/2022	$3,500,000	$2,021,933 ❓	10.0%	12/31/2026	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series B 2 Preferred Stock	3,296,600	3,296,600	Yes
Series B 1 Preferred Stock	3,262,800	3,262,800	Yes
Common Stock	1,300,000	1,300,000	Yes
Series C Preferred Stock	1,500,000	859,980	No
Series A 2 Preferred Stock	2,045,400	2,045,400	Yes
Series A 1 Preferred Stock	306,300	306,300	Yes

Warrants: 0
Options: 617

Form C Risks:

Donald Berndt is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Uncertain Risk
An investment in the Company (also referred to as "we," "us," "our," or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series C Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Projections: Forward-Looking Information

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and based on management's best estimate of the probable results of our operations, and they have not been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. However, some assumptions may not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Series C Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all the creditors of our company have been paid out.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Kliken or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. We also rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Kliken could harm our reputation and materially negatively impact our financial condition and business.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, and the advertising platforms themselves. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. We may experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Management Discretion as to Use of Proceeds:
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Terms of subsequent financings may adversely impact your investment:
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series C Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share

Your investment could be illiquid for a long time:
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the advertising/ecommerce software development industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment

The transferability of the Securities you are buying is limited:
Any Series C Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce

Any valuation at this stage is difficult to assess:
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment

Our business projections are only projections:
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, which people think is a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business

If the Company cannot raise sufficient funds, it will not succeed:
The Company is offering Series C Preferred Stock in the amount of up to $3M in this offering, and it may close on any investments that are made. Even if the maximum amount is raised, the Company may need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in the "Use of Proceeds".

Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render future patents unenforceable through some other mechanism. If competitors can bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed

unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means, marketing/sales, and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should be further assumed that competition will intensify.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. However, it is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome, or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it, or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyrights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

SiteWit Corp.

Florida Corporation
Organized June 2009
19 employees
5201 W Kennedy Blvd,
Suite 500
Tampa FL 33609 https://kliken.com

Business Description

Refer to the Kliken profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Kliken is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄